July 23, 2013

Ms. Loan Lauren P. Nguyen

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549

Re:	Numbeer, Inc., File No. 000-54357
Form 8-K Filed May 23, 2013

Dear Ms. Nguyen:

Following are responses to comments from your letter dated June 19, 2013 regarding Numbeer, Inc.’s Form 8-K filed May 23, 2013. For convenience, the comments are repeated herein and bolded. The responses follow immediately thereafter.

General

1.          We note that you have not included disclosure regarding related party transactions and director independence. Please disclose this information, as appropriate, pursuant to Item 7 of Form 10.

Response:

We have added a related party discussion to Amendment No. 1 to the Form 8-K (the “Form 8-K/A”) under the heading “CERTAIN RELATIONSHIPS, RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE: Transactions with Related Persons, Promoters, and Certain Control Persons.”

Director independence is discussed under the heading “CERTAIN RELATIONSHIPS, RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE: Director Independence.”

Item 2.01 Completion of Acquisition or Disposition of Assets, page 1

2.          Please revise the third paragraph to disclose the number of shares of common stock of Good Earth that were exchanged for shares of common stock of Numbeer, and the nature and amount of consideration given or received for the shares. Refer to Items 2.01(a) and 2.01(d) of Form 8-K. Also revise the second sentence of the third paragraph to disclose the number of Good Earth common stock that were subject to issued and outstanding options and warrants.

7660 Pebble Dr., Fort Worth, Texas, 76118

Ph. (817) 616-3161, fax (817) 616-3162

www.fireflyesv.com

Securities and Exchange Commission

July 23, 2013

3.          Similarly, please revise the fourth paragraph to disclose the nature and amount of consideration given or received for the shares of your common stock in exchange for membership interests. Refer to Item 2.01(d) of Form 8-K.

Response:

The third and fourth paragraphs have been combined and revised to disclose (a) the number of shares of Good Earth common stock exchanged for shares of Numbeer common and the nature and amount of consideration given or received for the shares and (b) the number of shares of Good Earth common stock that were subject to issued and outstanding options, warrants and convertible notes.

4.          We note disclosure on page 2 stating that you will file an Information Statement to change your corporate name, increase the number of authorized shares of capital stock and to effect a forward-split in June 2013. Please advise when you will file such Information Statement. If applicable, please update your disclosure.

Response:

The Company anticipates that the Information Statement will be filed on or before August 15, 2013 and the disclosure has been updated.

Description of Business, page 2

5.          Please revise this section and this report throughout to eliminate qualitative marketing-type language that is non-substantiable. For example, you reference that your product “maximizes energy efficiency to satisfy the needs of its customers,” is “less expensive to assemble,” has “[n]one of the high costs associated with 4-wheeled vehicles,” has “unique technology,” “proven battery technology,” “improved energy, efficiency, reliability,” “high performance, low-maintenance and affordable alternative,” “conditions are conducive to the sale of the Firefly® ESV” on page 3, “the market is now ripe for a new vehicle,” “perfect,” “sense of urgency” on page 5, “premium product,” “high quality interior details,” “meets all requirements of traffic control and parking enforcement daily users” on page 6, “highly experienced and energetic team” on page 7. Please remove these statements and other similar statements which appear in the filing as they seem to be marketing language which is inappropriate for a disclosure document. We also note that many of these terms appear in the background section of your management’s discussion and analysis of financial condition and results of operations. Please revise that section as well to avoid repetition.

Response:

All qualitative marketing type language that is not substantiated has been removed from the Form 8-K/A.

Securities and Exchange Commission

July 23, 2013

6.          Please disclose in one of the introductory paragraphs here the revenues you have generated since inception, your net losses and accumulated deficit, and disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please also add appropriate risk factors addressing these matters.

Response:

The requested disclosures have been added to the new third paragraph under “DESCRIPTION OF BUSINESS: Company Overview.” We have added as the first risk factor “The Company’s audited financial statements contain a going concern opinion…”

7.          Please disclose, if true, that you have sold 31 FireFly® ESV utility vehicles to date.

Response:

The requested disclosure has been added in the first paragraph under “DESCRIPTION OF BUSINESS: Company Overview.” Note that as of June 30, 2013 the Company had shipped 15 FireFly® ESV vehicles and had open sales orders for an additional 37 vehicles, for total sales of 52 FireFly® ESV vehicles. We have updated similar disclosures throughout the Form 8-K/A.

8.          It appears that your business depends on one or a few major customers. Please disclose the information required pursuant to Item 101(h)(4)(vi) of Regulation S-K.

Response:

The requested disclosure has been added in the new fifth paragraph under “DESCRIPTION OF BUSINESS: Company Overview.”

9.          Please revise this section and your liquidity and capital resources section to disclose your cash on hand, monthly burn rate, and how long your current funds will last at this rate, each as of the most recent practicable date.

Response:

The requested disclosure has been added in the new third paragraph under “DESCRIPTION OF BUSINESS: Company Overview” and in the new second paragraph under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION…: Liquidity and Capital Resources.”

Company Overview, page 2

10.        Please explain what is meant by “a variety of niche markets.”

Response:

All references to “niche markets” have been deleted or revised for clarification.

Securities and Exchange Commission

July 23, 2013

11.        Please explain what you mean on page 3 by “established, proven manufacturers.” To this end, please identify the manufacturers of your products and file as exhibits any material agreements you have with them. Also substantiate the statement that these manufacturers are “proven” or remove the terminology.

Response:

The paragraph has been substantially revised and the reference to “established, proven manufacturers” has been removed. The Company currently has no material agreements with any suppliers.

12.        We note your disclosure that you recently began deliveries of your FireFly ESV, which was “developed in collaboration with the City of Santa Monica.” Please expand on this discussion, and describe your collaboration process with Santa Monica and other municipalities, if applicable. Your revised disclosure should discuss the timeframes and estimated costs of such projects. If appropriate, provide any material contracts as exhibits.

Response:

The fourth paragraph under “DESCRIPTION OF BUSINESS: Company Overview” has been substantially revised to clarify the collaborative process. The Company has no material contracts regarding the collaborative process.

13.       Please revise to substantiate the statements on page 3 that “[t]his is the start of run-rate production into an overall market where demand approaches 15,000 units for parking enforcement alone,” that “there are over 60 million 3-wheeled vehicles in Asia alone, the majority of which are “gas powered, heavily polluting and noisy,” and that “Europe is demanding reduced pollution.”

Response:

The referenced statements have been deleted.

Business Strategy, page 3

14.        Please revise this section, as applicable, to disclose the source for all industry statistics, trends, projections and facts that you cite, including the names of all reports here and in your marketing section. Please also provide copies of all cited reports. To the extent that you disclose any industry statistics including projections such as future growth rates, please revise to include appropriate balancing language that there is no guarantee that such projections or future growth rates will be achieved.

Response:

All statements regarding industry statistics and/or projections have been deleted.

Securities and Exchange Commission

July 23, 2013

15.        Please revise to either substantiate or state as a belief of management your discussion of the industry and global trends in the bullet points on pages 3 and 4. Please provide the basis for your belief on page 4 that there is an “[i]increased development of gated or closed communities . . .” Please also clarify the relevance of this statement to your business.

Response:

Under “Business Strategy” and “Needs of the Essential Services Market” we have added statements to clarify that the discussions were developed by and based on the beliefs of management of the Company. We have deleted the reference to gated communities.

16.        Please explain what are “fleet EVs” and describe how they are different from EVs generally.

Response:

We have deleted the reference to “fleet EVs.”

17.        We note that the data you provide in support of your claims in this section is more than ten years old. Please revise to include updated information, if available. If updated information is not available, briefly state the basis for your belief that information from 2000 continues to reflect current trends in the industry. We note that the cited report appears to only consider the growth of green consumer cars in California. Additionally, please provide us with copies of all cited reports.

Response:

We have added the following to provide clarification of the source of the claims, “The following discussion was developed by, and is based solely on the opinions of, management of the Company.” All statements citing reports have been removed from the Form 8-K/A.

18.        Please revise to substantiate the statements on page 5 that other vehicles have been tested “but have encountered functionality problems and user objections,” that the Firefly ESV is the “only vehicle of its kind that is ‘all electric,’ which is the number one choice of motive power by virtually all users or prospective users,” and that “[t]he market need exists in many niches and demand is high for the Good Earth solution.”

Response:

The statement that other vehicles have been tested “but have encountered functionality problems and user objections” has been revised to clarify that the information was provided by fleet managers. The other referenced language has been deleted.

19.        Similarly, please provide a basis for the statements in the fourth and fifth paragraphs on page 5.

Response:

The fourth paragraph has been significantly revised and the fifth paragraph has been deleted.

Securities and Exchange Commission

July 23, 2013

Products, page 6

20.        Please disclose the number of products that you currently produce and clarify whether your products are based on the Firefly.

Response:

We have revised this section to clearly state that the Company currently produces one model of the FireFly® ESV.

Marketing, page 6

21.       We note your disclosure regarding your dual phase strategy. Please discuss any contingencies such as raising additional funds, and the timelines and associated costs accompanying each phase or material milestone in your marketing strategy.

Response:

We have significantly revised and shortened this section and have added information regarding the funding of each phase and our estimate of the timeline required.

22.        Please substantiate the market size projections in this section and provide balancing disclosure that there is no assurance that you will be able to sell such volumes.

Response:

The statements about market size have been removed.

23.        Please revise to indicate whether you currently have any contracts or agreements with UPS, FedEx, or the United States Postal Service. If not, please delete these references.

Response:

The statements have been revised to state clearly that the Company has not entered into any agreements with the United States Postal Service, FedEx, UPS or the Department of Defense.

24.        Please clarify industry terms and jargon, such as “the wire harness system” on page 7 and “‘white glove’ treatment” on page 8.

Response:

The language has been removed from the Form 8-K/A.

Securities and Exchange Commission

July 23, 2013

Competition, page 7

25.        Please discuss in greater detail the competitive landscape for essential services vehicles and where your business model fits in this competitive environment. Please also place the disclosure in this section in context by disclosing, if available and material, the percentage of the essential services market occupied by rivals. Refer to Item 101(c)(x) of Regulation S-K.

Response:

This section has been significantly revised to clearly state that the Company does not have any data that defines the percentages of the market held by any manufacturer. In addition, we have expanded the discussion regarding the types of competitor vehicles in the market.

26.        Please reconcile the disclosure on pages 7 and 10 that “there is significant competition in the utility vehicle industry” with your disclosure on page 3 that “[a]ll such markets have functions and needs with few-to-no competitors with electric versions.”

Response:

The statement “There is significant competition in the utility vehicle industry…” has been deleted and the discussion of competition has been revised and expanded.

Manufacturing/Logistics, page 7

27.        The disclosure in the third paragraph under this section is largely aspirational in nature. Please disclose the estimated timelines and costs for implementing the “build to stock” assembly and clarify that you cannot guarantee that you will be able to increase production at the rates disclosed on page 7.

Response:

We have expanded the discussion of “build to stock” assembly to include information as to timelines and estimates of costs to implement. In addition, we added a statement to clarify that the Company cannot guarantee results or that it will be successful in increasing production rates or the target gross margin percentages.

28.        We note your disclosure in the last paragraph of page 7 concerning the significant costs of your early-run production pieces. Please revise to disclose an estimated cost per unit of manufacturing these early models so that a reader can have a better understanding of your business and the cost components.

Response:

Statements have been added to this section to provide disclosure regarding the cost per unit of manufacturing these early run vehicles.

Securities and Exchange Commission

July 23, 2013

29.        We note your statement on page 10 that you design and outsource products to other manufacturers to “procure the raw materials and provide all necessary facilities and labor to manufacture our products.” Please expand upon this in detail in this section, identifying the sources and availability of raw materials and your principal suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K. Please also include any material agreements with suppliers as exhibits.

Response:

We have significantly revised this paragraph and have added statements that provide additional details regarding our assembly processes and our relationships with vendors.

Research and Product Development, page 8

30.        Please revise to include a discussion of the costs of research and development over the past two years. Refer to Item 101(h)(4)(x) of Regulation S-K.

Response:

We have revised this section to include a more detailed discussion of the costs of research and development over the past two years.

Risk Factors, page 9

31.        We note your statement that “the following risks, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this Report.” All material risks should be discussed in this section. Please revise this paragraph to clarify that you have discussed all known material risks.

Response:

We hare revised this paragraph to clarify that we have discussed all material risks, not only the principal risks.

32.       Please revise your risk factors so that they are narrowly tailored towards your business. We note, for example, certain risk factors that could apply to any business such as the risks under the subheadings, “If we fail to execute our business plan in a timely manner ...” and “Applicable regulatory requirements, including those contained in and issued under the Sarbanes-Oxley Act . . .” Please revise the risk factors to describe the risks as they pertain to your business and plan of operations.

Response:

The “RISK FACTORS…” section has been significantly revised to more specifically discuss risks related to the Company’s business and plan of operations. We agree that the information in the subheadings “If we fail to execute our business plan in a timely manner…” and “Applicable regulatory requirements, including those contained in and issued under the Sarbanes-Oxley Act…” is generic and could apply to any business; therefore we have deleted those risk factors.

If our products do not gain expected market acceptance, page 10

Securities and Exchange Commission

July 23, 2013

33.        Please explain what is meant by “range anxiety.”

Response:

We have revised this paragraph to clarify that “range anxiety” is the perceived limitation on the travel distance that can be achieved in an electric vehicle.

If critical components become unavailable or our vendors delay their production, page 10

34.        Please remove the third and fourth sentences of this risk factor. This disclosure tends to mitigate the risk presented.

Response:

We have deleted the sentences from this risk factor as requested.

Our success depends, in part, on establishing and maintaining good relationships, page 11

35.        Please clarify whether you currently have any distribution dealers.

Response:

Statements have been added this risk factor to provide clarity as to the dealers the Company has under written agreement, and we have attached the form of Dealer Agreement as Exhibit 10.6 to the Form 8-K/A.

We will likely need to raise additional capital, page 11

36.        Please quantify your near term (less than 12 months) and long term (greater than 12 months) additional financing requirements which are necessary to continue operations and to implement your business plan.

Response:

We have deleted this particular risk factor and have added more data throughout the Form 8-K/A to explain and quantify the additional financing needs for the next 12 months in order to continue operations and to fully implement our business plan.

By virtue of being a public company, the Company is subject to certain regulations, page 14

37.        Please quantify the costs of preparing and filing annual and quarterly reports that you refer to as substantial.

Response:

We have revised the disclosure to include an estimated dollar amount of the costs of preparing and filing annual and quarterly reports for being a public company.

Securities and Exchange Commission

July 23, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

38.        We note your limited cash balance, your current liabilities, your net loss in the most recent interim period, and your stated requirement of additional capital for production and expansion. Please revise this disclosure to provide detailed discussion of the milestones of your business plan, including a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone. Also provide a timeline for reaching each milestone and include a detailed analysis of the costs of each step and how you intend to finance such projects.

Response:

We have added several statements to the “Background” section to expand the discussion of the Company’s milestones, both completed and in process, and have added estimated completion dates for the future milestones. In addition, we have disclosed expected costs for each milestone that is in process.

39.        We note your statement that you “principally generate revenue from selling [y]our products to fleets of cities, airports, seaports, universities/colleges and major distribution centers.” Please revise to state this as a planned source of revenue, unless you actually have sold products to all of these targets.

Response:

The statement “principally generate revenue from selling your products to fleets of….” has been revised to include only sources for which we have actually received sales orders. We have added the “phrase planned source of revenue” to clarify the intended sources from which we have not yet received sales orders.

Results of Operations, page 16

40.        Please revise to quantify how much additional capital you anticipate needing, and the potential sources of this funding. As you state that the ability of your business to achieve success is “contingent” upon this additional capital, please discuss the likelihood of the success of this plan. The discussion of your efforts to obtain additional capital should describe the specific plans underway, risks and uncertainties regarding such plans, and contingency plans in the event efforts underway are not successful.

Response:

This disclosure has been revised to provide information regarding additional funding needed and the potential sources of that funding, as well as the likelihood of success of the efforts to obtain that capital. We have described our current plans in process along with the uncertainties regarding the plans and contingency efforts if the additional funding is not achieved timely or not at all.

Securities and Exchange Commission

July 23, 2013

41.        Please identify the “Singapore-based company” with which you have an “exclusive license” as discussed on page 17. Please also revise to disclose the details of the joint venture you have with Carens Pte. Ltd., which resulted in the creation of Good Earth Energy Conservation (Asia) Pte. Ltd., or advise as to why you have not disclosed this arrangement.

Response:

The Singapore-based company has been clearly identified and the discussion of the details of the joint venture related to the creation of Good Earth Energy Conservation (Asia) Pte. Ltd. has been expanded.

42.        We note your statement on page 17 that you “began production of the FireFly® ESV in our Fort Worth, Texas facility in April/May 2012 . . .” Please reconcile this disclosure with the statements on page 10 that you outsource production.

Response:

The statement “we began production of the FireFly® ESV … in April/May 2012…” has been reconciled with the other applicable disclosures in the Form 8-K/A. In addition, this phrase has been changed to read “we began assembly of the FireFly® ESV… in April/May 2012.”

See also the response to Comment 29 where we have revised “RISK FACTORS AND SPECIAL CONSIDERATIONS: If our vendor manufacturers fail to meet our requirements …” to clarify that we design and outsource sub-assembly parts rather than our products.

43.        Please disclose the 31 vehicles that you have sold here and discuss the details of these sales.

Response:

As of June 30, 2013 the Company had shipped 15 FireFly® ESV vehicles and had open sales orders for an additional 37 vehicles, for total sales of 52 FireFly® ESV vehicles. We have revised and expanded the fourth paragraph of this disclosure to discuss this information and to add details of the sales. We have also updated the similar disclosures throughout the Form 8-K/A.

44.        Please revise to state as a belief statements such as those on page 17 that your vehicle “is used by the traffic control/parking enforcement niche market to generate revenues.”

Response:

The statement have been deleted from the Form 8-K/A.

Liquidity and Capital Resources, page 18

Securities and Exchange Commission

July 23, 2013

45.        Please revise to quantify and separately discuss all liquidity needs foreseeable for the next 12 months, including funds to expand operations, satisfy the $2,750,000 in outstanding convertible promissory notes, fund your marketing plans, and settle outstanding accounts payable. Please revise your disclosure to address the specific steps you are taking to locate sources of funds to satisfy these liquidity needs.

Response:

We have added the second and third paragraphs to include more information and details as to the liquidity needs for the next 12 months as well as any funding needed to expand operations and to fully implement our business plan. Statements have been added to provide details of the steps we are taking to locate sources of funds and to satisfy the liquidity needs.

46.        Please revise to disclose, if true, that your current working capital is insufficient to fund operations.

Response:

We have revised this disclosure by the addition of “The current working capital is not sufficient to fund operations beyond the next 7 months.”

Security Ownership of Certain Stockholders, page 21

47.        Please revise footnotes 13 and 15, respectively, to disclose the natural persons who exercise voting power or investment power over the shares of common stock held by Zeus Corp. and Jus-EE Investments Private Limited. Please also provide an address for Ms. Fuchs-Hawes.

Response:

The requested information has been added to the respective footnotes.

Directors and Executive Officers, page 23

48.        Please discuss the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that each person should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

Response:

Information has been added to this section which describes qualifications, attributes and/or skills for which we have identified that is our basis for concluding these individuals should serve as directors.

Securities and Exchange Commission

July 23, 2013

49.        We note that your CTO and Director, Greg Horne, is currently serving as the CEO of another company. Please revise to disclose how many hours Mr. Horne will be able to contribute to your business. Please include an appropriate risk factor addressing the reduced amount of time he will spend on your business and the extent of any potential conflicts of interest he may have.

Response:

We have added a statement to the business experience and background discussion for Mr. Horne and a new risk factor “Our Chief Technology Officer also serves as President and Chief Executive Officer of another company” which discloses the amount of time devoted to the Company’s business by Mr. Horne.

50.        We note your disclosure that Mr. Hawes served as your CEO until July 2012. Please reconcile this with the information on your website, which currently lists Mr. Hawes as your CEO and Mr. Emmons as your CFO.

Response:

The titles held by Mr. Emmons and Mr. Hawes are correct in the Form 8-K/A (and in the original Form 8-K). The website information has been revised to conform to the information included in the Form 8-K/A.

Executive Compensation, page 24

51.        We note that your employees appear to have been granted stock awards, warrants, and options. Please advise whether your officers or directors have been granted stock awards, warrants, and options. If applicable, revise to include the related disclosure. Refer to Items 402(n) and 402(r) of Regulation S-K.

Response:

Pursuant to a discussion between you and Margaret Holland of Holland, Johns & Penny, L.L.P., securities counsel for the Company, on July 16, 2013, the information disclosed in footnote 1 to the Summary Compensation Table regarding the zero dollar fair value of the options on their respective dates of grant to the named executive officers is adequate.

Description of Capital Stock, page 26

Description of Convertible Notes, page 27

52.        Please revise to disclose the identities of the parties to whom the notes are owed, the amounts owed to each, payment schedules, and whether any of the notes have been paid off to date. Please also revise the last risk factor on page 11 as may be appropriate.

Response:

A table has been added to this section to include the names of the note holders, the amounts owed, and the general terms of the notes. The corresponding risk factor has been revised as appropriate,

Securities and Exchange Commission

July 23, 2013

Item 5.03 Amendments to Articles of Incorporation, page 30

53.        We note that you have changed your fiscal year end from May 31 to December 31. Please confirm which form you will be filing the report covering the transition period on. Refer to Item 5.03 of Form 8-K.

Response:

The Company will include all financial transactions related to the transition to the new fiscal year end on the Quarterly Report on Form 10-Q to be filed by the Company on or before August 15, 2013. This information has been added to the Item 5.03 disclosure.

Financial Statements (Unaudited) for the Fiscal Year Ended March 31, 2013

Note 5. Royalty Agreements, page 12

54.        Please identify the related party with which you entered into the licensing agreement.

Response:

Statements identifying the related parties associated with the royalty agreements and the licensing agreement are included under “CERTAIN RELATIONSHIPS, RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE: Transactions with Related Persons, Promoters, and Certain Control Persons.”

* * * * *

As a part of this letter the Company hereby acknowledges the following statements:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional data please contact Margaret Holland, the Company’s attorney at 817-335-1050 or me at 817-616-3161, ext 102.

Thank you.

Securities and Exchange Commission

July 23, 2013

Regards,

/s/ James R. Emmons

James R. Emmons
President, Chief Executive Officer
and Chief Financial Officer